Contact

www.linkedin.com/in/dan-projansky
(LinkedIn)

Top Skills

Digital Media
Interaction Design
Video Production

Dan Projansky

Co-Founder and CEO
New York, New York, United States

Summary

Emmy-nominated tech entrepreneur committed to outstanding user engagement and the realization of creative dreams. I understand technology at its roots and integrate it with creative visions and awe-inspiring content. I speak the language of developers and creatives, because I am both. I'm able to overcome the limitations of platforms while evangelizing for what is possible.

I'm an expert in production and design and have been creating engaging interactive content for 20+ years. I've served as a Developer (c++, as3), Producer, Executive Producer, Game Designer and have been responsible for UI/UX on award-winning games and content for the PC, web, consoles, hand-helds, phones and tablets (as well as books, toys and DVDs). I led interactive production at Sesame Workshop with a team of 40+ people. I was the Creative Technology Director responsible for Game Design, UI/UX and tech strategy for Sesame Street and The Electric Company. I understand pedagogical needs of educational content within the context of deeply engaging creative gameplay.

Experience

Overplay
Co-Founder and CEO
January 2017 - Present (6 years)
New York, New York, United States

Creating the Ultimate User Generated Gaming App.

Startup Leadership Program
Fellow
September 2018 - April 2019 (8 months)
New York City

The Startup Leadership Program (SLP) is a highly selective, global not-for-profit educational program and professional network for the next generation of founders and entrepreneurs. SLP Fellows have founded nearly 1700 companies that have raised over $650 million. The program focuses on developing the entrepreneur to become the next generation of leading startup CEOs.

Mytograph, Inc.
Founder
June 2015 - December 2016 (1 year 7 months)
Greater New York City Area

A photo sharing app that I built that never quite reached the full startup stage. Mytograph makes it super easy to share photo albums via social media.

Sesame Workshop
Creative Technology Director
June 2007 - December 2015 (8 years 7 months)

Interactive Creative and Technology lead for Sesame Street and The Electric Company, focused on game design, user experience, and technical strategy. Key advisor to production staff, internal and external developers, and curriculum stakeholders.

Solar Energy Systems
Photovoltaic Solar Panel System Design and Installation
June 2002 - May 2007 (5 years)
Brooklyn, NY

Created architectural renderings and system layout and design using AutoCAD for clients, architects, and engineers. Physical installation of solar modules and supporting electrical sub-systems.

Sesame Workshop
Vice President Production / Executive Producer Interactive Media
September 1996 - December 2001 (5 years 4 months)
New York City

Freelance
Location Manager / Location Scout
January 1992 - September 1996 (4 years 9 months)

Managed locations department, hired and supervised staff scouts, developed budgets, and served as liaison to city and state governments, police and the general public.

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Education

Binghamton University
Bachelor of Arts (BA), Film/Cinema/Video Studies · (1987 - 1991)

Kansai Gaidai University
Study Abroad in Japan · (1989 - 1990)

Stuyvesant High School
· (1982 - 1986)